Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 March 30, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



       Re:                            FT 8631
             60/40 Strategic Allocation Port. 2Q '20 - Term 7/16/21
             75/25 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                 (the "Trusts")
                      CIK No. 1798588 File No. 333-237080
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Registration Statement
----------------------

      1. BECAUSE THE FINAL REGISTRATION STATEMENT FOR THE TRUSTS WILL BE FILED AFTER APRIL 1, 2020, PLEASE INCLUDE HYPERLINKS FOR THE EXHIBITS AND OTHER INFORMATION INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT, IF PUBLICLY AVAILABLE ON EDGAR. SEE RULES 411 UNDER THE SECURITIES ACT OF 1933 AND 0-4 UNDER THE INVESTMENT COMPANY ACT OF 1940. THE STAFF NOTES THAT ALL EXHIBIT LISTS (INCLUDING THE ONE REQUIRED IN PART C) MUST INCLUDE LINKS TO EVERY EXHIBIT FILED WITH THE REGISTRATION STATEMENT OR INCORPORATED BY REFERENCE. SEE INSTRUCTION 5 TO ITEM 28 OF FORM N-1A AND RULE 102(D) AND RULE 105(D) OF REGULATION S-T.

      Response: The final Registration Statement for the Trusts will be updated in accordance with this comment.

Risk Factors
------------

      2. THE STAFF NOTES THAT THE RISK DISCLOSURE INCLUDES A STATEMENT REGARDING THE COVID-19 IMPACT AND ASKS THE TRUSTS TO PLEASE CONSIDER WHETHER ANY OTHER RISKS NEED TO BE UPDATED IN LIGHT OF CURRENT EVENTS.

      Response: The current disclosure regarding the COVID-19 impact in the "Current Economic Conditions" risk will be replaced with the following:

      Local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trusts and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trusts' portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trusts' Units and result in increased market volatility. The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      3. PLEASE CONSIDER WHETHER "INTEREST RATE RISK" SHOULD BE UPDATED IN LIGHT OF CURRENT EVENTS.

      Response: The Trusts believe that the risks related to current events have been disclosed in the "Current Economic Conditions" risk.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                              By  /s/ Daniel J. Fallon
                                                  ________________________
                                                  Daniel J. Fallon